UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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ELI LILLY AND COMPANY
(Exact name of registrant as specified in its charter)

Indiana (State or Other Jurisdiction of Incorporation) Lilly Corporate Center (Address of Principal Executive Offices)	001-06351 (Commission File Number) Indianapolis, Indiana	35-0470950 (I.R.S. Employer Identification No.) 46285 (Zip Code)

Tiffany Benjamin (317-433-2588)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Item 1.01. Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities and Exchange Act of 1934, Eli Lilly and Company (the “Company”) has concluded its conflict minerals reasonable country of origin inquiry and due diligence for the year ended December 31, 2016. In the course of this process, we have identified sixty-seven products that were potentially in the scope of Rule 13p-1. This conclusion is based on information provided from the company from which we acquired those products. Those products are: Atopica, Lenziaren, Amoksilav, Ambistryn, Amoxycilin, Denagard, Econor, Pratel, Xiclav, Alcaine, Vigamox, Tobrafen, Systane, Protagent, Nevanec, Maxidex, Isopto Tears, Genteal, Ciproxin HC, Ciloxan, Lacryvisc, Azopt, Azarga, Tobradex, Trobrex, and Maxitrol.

All of these products were acquired as part of a transaction that closed on January 1, 2015. All of these products came from the same supplier and/or its subsidiaries. The company was unable to obtain complete documentation from the supplier regarding the products sourced regarding whether they contained 3TG minerals, as defined under the rule, or the country of origin from which any 3TG minerals that are incorporated into the products are sourced. As a result of our supplier’s inability to provide us with this information, we had insufficient information from this supplier and were unable to conduct any diligence to determine the mine location of origin for any 3TG minerals that may have been used in these products.

As provided by the rule, this process did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2016, or products manufactured or contracted to be manufactured by entities acquired by the Company after April 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
ELI LILLY AND COMPANY
(Registrant)

By:     /s/ Elizabeth O'Farrell

Name:    Elizabeth O’Farrell

Title:     Chief Procurement Officer

Dated:      May 30, 2017